SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

The Registrant announces that it will hold a Special General Meeting of  Shareholders on November 2 at 11:00 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel, for the purposes or receiveing shareholder approval for the extension of the option exercise period for the Series II Options issued by the Registrant on December 27, 2009.

The Registrant further  announces that that it will hold a Special General Meeting of  holders of its Series II Options on November 2 at 11:30 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel, for the purposes or receiveing option holder approval for the extension of the option exercise period for the Series II Options.

In connection with these meetings, on or about October 6, 2011, the Registrant will mail to shareholders and Series II Option Holders Notices of the Special General Meeting of Shareholders and Series II Option Holders, respectively, together with the applicable Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Special General Meeting and Proxy Statement, and Proxy Card for the Shareholders; and attached hereto as Exhibits 3 and 4 are respectively, the Notice of Special General Meeting and Proxy Statement, and Proxy Card for the holders of the Series II Options.

This report on Form 6-K is being incorporated into all effective registration statements filed by us under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial Officer and Operating Officer

Dated: September 26, 2011